COMPASS Pathways plc announces financial results and business highlights for fourth quarter and year-end 2020

Highlights include continued progress with phase IIb psilocybin therapy clinical trial, launch of first Centre of Excellence, and expansion of Discovery Center

Phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression (TRD) on track to report data by end of 2021

First Centre of Excellence, a research facility and innovation lab, established at Sheppard Pratt (Baltimore, Maryland, US)

Discovery Center expanded into network of world-leading scientists developing new optimised psychedelic compounds

Conference call today at 1.00pm GMT (8.00am ET)
London, UK – 9 March 2021

COMPASS Pathways plc (Nasdaq: CMPS), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, today reported its financial results for the fourth quarter and year-end 2020 and gave an update on recent progress across its business.

George Goldsmith, Chairman, CEO and Co-founder, COMPASS Pathways, said, “Mental health is an urgent crisis and this has only been exacerbated by the COVID-19 pandemic. At COMPASS we remain committed to transforming mental health care and helping patients who are suffering and aren’t helped by existing treatments. Our phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression is actively recruiting and we plan to report data from this trial at the end of the year. We are also continuing preclinical research into new indications, new compounds and new technologies, working with partners through our Centre of Excellence, our Discovery Center, and a number of investigator-initiated studies, as well as developing a strong team.”

Business highlights

•Continued progress with phase IIb clinical trial of COMP360 psilocybin therapy for treatment- resistant depression (TRD)

–On track to report data end of 2021

–New site added in London, UK, bringing trial to 22 sites in 10 countries

–Working closely with all sites to assess the ongoing COVID-19 situation and COMPASS will always prioritise the safety of patients and teams

–Paper on therapist training programme published in Frontiers in Psychiatry in February, setting out formal and scalable methodology for psychological support in psilocybin therapy

–Breakthrough Therapy designation awarded by US FDA in 2018

•Signal-generating, exploratory psilocybin therapy research underway in a range of indications

–COMPASS has the right to exclusively license new IP generated through these investigator-initiated studies
COMPASS Pathways plc is a UK company registered in England and Wales with company #12696098 and its registered office at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT

•Launch of first Centre of Excellence at Sheppard Pratt, Baltimore

–Centres of Excellence are research facilities and innovation labs that COMPASS anticipates will model the ”clinic of the future”, showcasing the most advanced thinking in science, therapy, technology and design

–Centres of Excellence should generate evidence to shape therapy models in mental health care, train and certify therapists, conduct clinical trials including proof-of-concept studies, and prototype digital solutions to improve patient experience

–Initial research focused on COMP360 psilocybin therapy, which is already being used in two investigator-initiated studies looking at severe treatment-resistant depression and bipolar type II depression

•Expansion of Discovery Center in the US

–Discovery Center expanded beyond initial sponsored research agreement with University of the Sciences (Philadelphia, PA) to include collaborations with world-leading scientists from laboratories at UC San Diego, School of Medicine, and Medical College of Wisconsin, in a virtual network

–Focus on development of new optimised psychedelic compounds targeting the 5-HT2A receptor

–COMPASS is exclusive licensee for all new compounds generated

Financial highlights

•Net loss for the three months ended 31 December 2020 was $18.8 million, or $0.52 loss per share (after including non-cash share-based compensation expense of $1.4 million), compared with $7.6 million, or $0.90 loss per share, during the same period in 2019 (after including non-cash share-based compensation expense of $0.8 million)

•The net loss for the 12 months ended 31 December 2020 was $60.3 million, or $3.55 loss per share (after including non-cash share-based compensation expense of $18.0 million), compared with $19.6 million, or $2.62 loss per share, during the same period in 2019 (after including non-cash share-based compensation expense of $3.3 million)

•Research & development expenses (R&D) were $4.5 million for the three months ended 31 December 2020, compared with $4.6 million during the same period in 2019. R&D expenses were $23.4 million for the 12 months ended 31 December 2020, compared with $12.6 million during the same period in 2019, reflecting increased investment in the ongoing phase IIb COMP360 psilocybin therapy clinical programme for TRD

•General and administrative expenses (G&A) were $7.0 million for the three months ended 31 December 2020, compared with $2.8 million during the same period in 2019. Of the increase, $0.5 million was related to share-based compensation expenses. G&A expenses were $28.0 million for the 12 months ended 31 December 2020, compared with $8.6 million during the same period in 2019. Of this increase, $10.2 million was related to share-based compensation expenses

•Cash and cash equivalents was $190.3 million as of 31 December 2020, compared with $196.5 million at 30 September 2020

Conference call

The COMPASS Pathways management team will host a conference call at 1.00pm GMT (8.00am ET) on 9 March 2021. The call can be accessed by dialling (833) 665-0659 from the United States, +1 (914) 987-7313 internationally, and 0800 028 8438 from the UK, followed by the conference ID: 5558345.

The call will also be webcast on the investors section of the COMPASS Pathways website (ir.compasspathways.com) and archived for 30 days.
About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com

Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, COMPASS’s business strategy and goals, and COMPASS’s expectations regarding its ongoing preclinical work and clinical trials, including the timing of the release of clinical data. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.

Enquiries

Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423

COMPASS PATHWAYS PLC
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(expressed in US Dollars, unless otherwise stated

	September 30, 2020	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash	$ 196,505	$ 190,327	$ 24,966
Restricted Cash	29	29	18
Prepaid expenses and other current assets	10,671	12,048	7,187
Total current assets	207,205	202,404	32,171
Investments	500	529	-
Property and equipment, net	231	245	218
Other assets	59	57	0
Total assets	$ 207,995	$ 203,456	$ 32,389
LIABILITIES, CONVERTIBLE PREFERED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$ 2,630	$ 2,739	$ 1,262
Accounts payable - due to related party	13	8	63
Accrued expenses and other liabilities	2,277	4,148	1,457
Convertible notes payable	-	-	12,397
Convertible notes payable – due to related party	-	-	8,692
Total current liabilities	4,920	6,895	23,871
Total liabilities	4,920	6,895	23,871
Commitments and contingencies
Convertible preferred shares, £0.008 par value; no shares authorized, issued and outstanding at September 30 and December 31, 2020; 9,782,506 shares authorized, issued and outstanding at December 31, 2019; aggregate liquidation preference of $39,279 at December 31, 2019	-	-	38,908
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, £0.008 par value; 35,930,331 shares authorized, issued an outstanding at September 30, 2020 and December 31, 2020; 10,752,429 shares authorized, issued an outstanding at December 31, 2019	367	367	111
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at September 30, 2020 and December 31, 2020; no shares authorized, issued and outstanding at December 31, 2019	28	28	-
Additional paid-in capital	278,098	279,480	7,162
Accumulated other comprehensive income (loss)	3,675	14,585	(98)
Accumulated deficit	(79,093)	(97,899)	(37,565)
Total shareholders’ equity (deficit)	203,075	196,561	(30,390)

Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$ 207,995	$ 203,456	$ 32,389

COMPASS PATHWAYS PLC
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
OPERATING EXPENSES:
Research and development	4,544	4,576	23,366	12,563
General and administrative	6,953	2,660	27,862	8390
General and administrative - fees due to a related party	22	91	165	226
Total operating expenses	11,519	7,327	51,393	21,179
LOSS FROM OPERATIONS:	(11,519)	(7,327)	(51,393)	(21,179)
OTHER INCOME (EXPENSE), NET:
Other income	(8,433)	21	319	73
Foreign exchange losses	-	(148)	(11,702)	(81
Fair value change of convertible notes	(17)	(670)	(1,041)	(670)
Fair value change of convertible notes - due to a related party	-	(469)	(730)	(469)
Benefit from R&D tax credit	1,070	973	4,245	2,729
Total other income (expense), net	(7,380)	(293)	(8,909)	1,582
Loss before income taxes	(18,899)	(7,620)	(60,302)	(19,597)
Income tax benefit (expense)	93	(15)	(32)	(15)
Net loss	(18,806)	(7,635)	(60,334)	(19,612)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	10,910	914	14,683	337
Comprehensive loss	(7,896)	(6,721)	(45,651)	(19,275)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (0.52)	$ (0.90)	$ (3.55)	$ (2.62)
Weighted average ordinary shares outstanding—basic and diluted	35,912,333	8,487,841	16,991,664	7,476,422